Filed by EMBARQ CORP
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: EMBARQ CORP
Commission File No.: 001-32732

EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber

EMBARQ
CENTURYTEL

EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber

EMBARQ
CENTURYTEL

CenturyTel–EMBARQ INDIANA

CenturyTel–EMBARQ INDIANA

EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber

EMBARQ
CENTURYTEL

CenturyTel-EMBARQ IOWA

CenturyTel-EMBARQ IOWA

EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber

EMBARQ
CENTURYTEL

CenturyTel–EMBARQ MISSOURI

CenturyTel–EMBARQ MISSOURI

EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber

EMBARQ

CENTURYTEL

CenturyTel–EMBARQ MINNESOTA

CenturyTel–EMBARQ MINNESOTA

CenturyTel–EMBARQ NEVADA

CenturyTel–EMBARQ OHIO

CenturyTel–EMBARQ NORTH CAROLINA

CenturyTel–EMBARQ OREGON

EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber

EMBARQ
CENTURYTEL

CenturyTel–EMBARQ TENNESSEE

CenturyTel–EMBARQ TENNESSEE

EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber

EMBARQ

CENTURYTEL

CenturyTel–EMBARQ TEXAS

CenturyTel–EMBARQ TEXAS

CenturyTel–EMBARQ WASHINGTON

CenturyTel–EMBARQ WYOMING

Important Information for Investors and Stockholders
In connection with the proposed transaction, CenturyTel, Inc. (“CenturyTel”) will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyTel and Embarq Corporation (“Embarq”) that also constitute a prospectus of CenturyTel, and will be sent to the shareholders of Embarq. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Embarq, CenturyTel and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available)
can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Embarq upon written request to Embarq Shareholder Relations, 5454 W. 110th Street Overland Park, Kansas 66211 or by calling
(866) 591-1964, or from CenturyTel, upon written request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate
Secretary.
Embarq, CenturyTel and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Embarq may be found in its 2007 Annual Report on Form 10-K filed with the SEC on February 29, 2008 and in its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on March 17, 2008. Information about the directors and executive officers of
CenturyTel may be found in its 2007 Annual Report on Form 10-K filed with the SEC on February 29, 2008 and definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on March 27, 2008. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.